SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2005
Commission File Number 0-28800
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DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes               No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Attached to the Registrant Form 6-K filing for the month of February 2005, incorporated by reference herein:
Exhibit
99.1 Release dated February 18, 2005, entitled "Trading Statement".

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 18, 2005 By:   /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1
TRADING STATEMENT
DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")
TRADING STATEMENT
This trading update is made in accordance with Paragraph 3.4(b) of the Listing Requirements of the JSE Securities Exchange South Africa.
In terms of the JSE Securities Exchange South Africa Listings Requirements, companies are required to publish a trading statement as soon as they are reasonably certain that the financial results for the current reporting period will be more than 20% different than that of the prior comparative period.
Shareholders are advised that despite a 45% increase in cash operating profit for the six-month period 31 December 2004 compared to the six-months ended 31 December 2003, and a 21% reduction in net cash operating loss in the same comparable period, the board of directors of DRDGOLD expects that the company's headline loss per share will be more than 200% higher than that reported for the six months ended 31 December 2003. This is as a result of a higher tax charge, resulting mainly from the suspension of deferred tax asset accounting in June 2004 largely as a result of the strengthening of the Rand, and the recording of an equity loss of R20m from associates following the acquisition of an increased shareholding in Emperor Mines in August 2004.
In addition, basic loss per share will be impacted by an impairment, not yet quantified, to the carrying value of the South African based mining assets.
The above financial information refers to changes in bottom line losses as calculated using SA GAAP accounting standards.

The financial information on which this trading statement has been based has not been reviewed and reported on by the company's auditors. The reviewed results for the six months ended 31 December 2004 are expected to be announced on or about 24 February 2005.
Johannesburg February 18, 2005
Sponsor Standard Bank